Enhanced S&P 500® Covered Call Fund Inc.

FILE # 811-21787

ATTACHMENT 77C - Submission of matters to a vote of security holders

During the six-month period ended June 30, 2009, the shareholders of Enhanced S&P 500® Covered Call Fund Inc. voted on the following proposals. On December 19, 2008, a special meeting of shareholders was adjourned with respect to the proposals until January 23, 2009, at which time they were approved. A description of the proposals and number of shares voted are as follows:

Shares Voted

Shares Voted

Shares Voted

For

Against

Abstain

To approve a new investment advisory

and management agreement for

the Fund.

3,965,223

236,780

190,351

To approve a new investment

subadvisory agreement for the Fund.

3,968,950

233,161

190,243